

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 24, 2015

<u>Via E-mail</u>
Mr. Vincent S. LoPriore
Chief Executive Officer and Director
Pinkbrick Holdings Inc.
c/o Central Park Advisors, LLC
40 Wall Street, 30th Floor
New York, NY 10017

       Re: Pinkbrick Holdings Inc.
              Registration Statement on Form 10
              Filed December 18, 2014
              File No. 0-55335

Dear Mr. LoPriore:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable rules require.

                        Very truly yours,

                        /s/ Craig E. Slivka, for

                        Pamela A. Long
                        Assistant Director

<u>Via E-mail</u>
David N. Feldman, Esq.
Richardson & Patel, LLP
405 Lexington Avenue, 49th Floor
New York, NY 10174